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                                                                 EXHIBIT (a)(17)


                   RHONE-POULENC S.A. COMPLETES TENDER OFFER
                         FOR RHONE-POULENC RORER INC.



(Paris, October 2, 1997) -- Rhone-Poulenc S.A. (NYSE: RP) announced today that it has successfully completed its tender offer for all outstanding shares of Rhone-Poulenc Rorer Inc. (NYSE: RPR). The tender offer expired as scheduled at 5 p.m., New York City time, on Wednesday, October 1, 1997.

As a result, Rhone-Poulenc now owns approximately 98.6 percent of Rhone-Poulenc Rorer's outstanding shares.

Based on a preliminary count, 46,273,472 shares of Rhone-Poulenc Rorer were tendered and accepted for payment, representing approximately 95.9 percent of the outstanding shares not held by Rhone-Poulenc. At the time the tender offer was launched, Rhone-Poulenc owned 68.1 percent of Rhone-Poulenc Rorer's outstanding shares.

Rhone-Poulenc intends to increase its ownership of Rhone-Poulenc Rorer to 100 percent through a merger of Rhone-Poulenc Rorer with a wholly-owned American subsidiary of Rhone-Poulenc, formed specifically for this transaction. In connection with this merger, Rhone-Poulenc Rorer shares which were not tendered in the offer will be cancelled and converted automatically into the right to receive $97.00 per share in cash. Rhone-Poulenc expects this merger to be completed by the end of the year.

Rhone-Poulenc is one of the leading life sciences and specialty chemicals companies. Through its innovative products, Rhone-Poulenc contributes to the improvement of human, animal and plant health and to the quality and safety of products used in daily life. The Group recorded sales of FRF86 billion in 1996.


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Anne-Laurence de VERDUN  (33) 1 47 68 22 35